Advantest Corporation (FY2012)

FY2012 Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Year ended March 31, 2013)
(Unaudited)

April 25, 2013
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 26, 2013
Dividend Payable Date (as planned)	:	June 4, 2013
Annual Report Filing Date (as planned)	:	June 27, 2013
Financial Results Supplemental Materials	:	Yes
Financial Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2012  (April 1, 2012 through March 31, 2013)
(1)  Consolidated Financial Results
(% changes as compared with the  previous fiscal year)
	Net sales		Operating income		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2012	132,903	(5.8)	80	(90.5)	(1,293)	－	(3,821)	－
FY2011	141,048	41.6	837	(86.3)	(3,442)	－	(2,195)	－
(Note) Comprehensive income (loss): FY2012  (Y) 11,824 million (‐%); FY2011  (Y) (6,499) million (‐%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted		Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income to net sales
		Yen		Yen	%	%	%
FY2012	(22.03)		(22.03)		(2.8)	(0.6)	0.1
FY2011	(12.67)		(12.67)		(1.6)	(1.7)	0.6
(Reference) Equity in earnings (loss) of affiliated company: FY2012 (Y) (35) million; FY2011 (Y) 7 million

(2)  Consolidated Financial Position
	Total assets	Net assets	Stockholder’s Equity	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	Million yen	%	Yen
FY2012	225,515	141,241	141,241	62.6	812.70
FY2011	219,226	131,552	131,552	60.0	759.22

(3)  Consolidated Cash Flows
	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Cash and cash equivalents at end of year
		Million yen		Million yen		Million yen		Million yen
FY2012	(2,215)		(11,498)		(2,914)		45,668
FY2011	12,302		(37,670)		9,887		58,218

Advantest Corporation (FY2012)

2. Dividends
	Dividend per share					Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets (consolidated)
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen	Million yen	%	%
FY2011	－	5.00	－	10.00	15.00	2,599	－	1.9
FY2012	－	10.00	－	10.00	20.00	3,473	－	2.5
FY2013 (forecast)	－	10.00	－	10.00	20.00	N/A	－	N/A

3. Projected Results for FY2013 (April 1, 2013 through March 31, 2014)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013 Q2 (Cumulative term)	－	－	－	－	－	－	－	－	－
FY2013	160,000	20.4	13,000	－	13,000	－	9,800	－	56.39
(Note) Advantest doesn’t  report projected results for FY2013 Q2 (cumulative term).

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included None; Excluded 3 (Advantest America Corporation (Holding Co.), Advantest America, Inc., Verigy Ltd.)

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : Yes
2)	Changes other than 1) above : No
(Note) Please see “(Note 3) Significant Accounting Policies” on page 15-16 for details.

(3)	Number of issued and outstanding shares (common stock）
1)	Number of issued and outstanding stock at the end of each fiscal year (including treasury stock):
FY2012 199,566,770 shares; FY2011 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal year:
FY2012   25,773,688 shares; FY2011    26,295,390 shares.
3)	Average number of outstanding stock for each fiscal year:
FY2012 173,478,054 shares; FY2011 173,271,717 shares.

Status of Audit Procedures
This consolidated financial results report is not subject to audit procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, audit procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2012)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Basic Policy on Distribution of Profits and Distribution for FY2012 and Distribution
		Forecast for FY2013	P. 7
2.	Management Policy		P. 8
	(1)	Advantest's Basic Management Policy	P. 8
	(2)	Target Financial Index	P. 8
	(3)	Mid-to-Long-Term Business Strategy and Issues to be Addressed	P. 8
3.	Consolidated Financial Statements and Other Information		P. 9
	(1)	Consolidated Balance Sheets (Unaudited)	P. 9
	(2)	Consolidated Statements of Operations (Unaudited)	P.11
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)	P.13
	(5)	Consolidated Statements of Cash Flows (Unaudited)	P.14
	(6)	Notes to the Consolidated Financial Statements	P.15
		(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements	P.15
		(Note 2) Notes on Going Concern	P.15
		(Note 3) Significant Accounting Policies	P.15
		(Note 4) Reclassifications	P.16
		(Note 5) Segment Information	P.17
		(Note 6) Per Share Information	P.18
		(Note 7) Significant Subsequent Events	P.18

<Exhibit>
		Changes in Directors and Executive Officers	P.19

Advantest Corporation (FY2012)

1.  Business Results
(1)	Analysis of Business Results
1)	Consolidated Financial Results of FY2012 (April 1, 2012 through March 31, 2013)

(in billion yen)
	FY2011	FY2012	As compared to the previous fiscal year Increase (decrease)
Orders received	126.2	125.7	(0.4%)
Net sales	141.0	132.9	(5.8%)
Operating income	0.8	0.1	(90.5%)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3.4)	(1.3)	－
Net loss	(2.2)	(3.8)	－
   (Results of operations of Verigy, which was acquired by Advantest in July 2011, were included in the financial results from the second quarter of the fiscal year 2011.)

The global economy did see signs of recovery in FY2012, but effects from the Euro-zone debt crisis brought about further sense of stagnation. In the US, improvement in the housing market and in the labor market led to steady economic recovery. In Europe, however, economic stagnation continued amid the deepening sovereign debt crisis. In emerging markets, growth slowed in step with the weakness in developed markets.
In the semiconductor and related markets, in the early part of the fiscal year capital expenditure continued strongly to increase production capacity for semiconductors used in mobile devices such as smartphones and tablet computers. The markets thus performed well. From 2012 summer onward, however, PC demand dropped markedly. This caused the semiconductor market to slow, and semiconductor manufacturers began restricting investments in manufacturing equipment. In addition, from the end of 2012, production level of some mobile devices were adjusted. Consequently, overall, as of the end of the fiscal year, the business environment worsened.
In this environment, Advantest actively marketed semiconductor testing equipment for mobile communications-related semiconductor applications - the largest segment for testing equipment and as a result, the company successfully gained market share. However, the semiconductor market slowdown and resultant capital expenditure restrictions made by semiconductor manufacturers led to decrease in net sales. The product mix in sales also worsened more than expected, leading to profitability that was below expectations.
As a result of the above, orders received was (Y) 125.7 billion (a 0.4% decrease in comparison to the previous fiscal year) and net sales were (Y) 132.9 billion (a 5.8% decrease in comparison to the previous fiscal year). Operating income was (Y) 0.1 billion (a 90.5% decrease in comparison to the previous fiscal year), loss before income taxes and equity in earnings of affiliated company was (Y) 1.3 billion, and net loss was (Y) 3.8 billion. The percentage of net sales to overseas customers was 89.4%, compared to 88.6% in the previous fiscal year.

Advantest Corporation (FY2012)

Conditions of business segments are described below.

<Semiconductor and Component Test System Segment>
(in billion yen)
	FY2011	FY2012	As compared to the previous fiscal year Increase (decrease)
Orders received	97.0	92.8	(4.4%)
Net sales	105.6	101.1	(4.3%)
Operating income	9.8	11.0	11.3%

In the Semiconductor and Component Test System segment, the sales of non-memory test systems performed strongly, driven by increasing testing demand for semiconductors used in mobile device applications. Demand for LCD driver IC testing systems grew due to higher resolution LCD screens being used in mobile devices. Also, test system demand increased for applications processors, baseband processors and other core mobile device ICs. Meanwhile, as PC demand fell, demand for memory test systems and MPU test systems dropped.
As a result of the above, orders received was (Y) 92.8 billion (a 4.4% decrease in comparison to the previous fiscal year), net sales were (Y) 101.1 billion (a 4.3% decrease in comparison to the previous fiscal year), and operating income was (Y) 11.0 billion (a 11.3% increase in comparison to the previous fiscal year).

< Mechatronics System segment＞
(in billion yen)
	FY2011	FY2012	As compared to the previous fiscal year Increase (decrease)
Orders received	16.6	13.0	(21.7%)
Net sales	20.6	13.7	(33.8%)
Operating loss	(1.3)	(4.6)	－

In the Mechatronics System segment, together with the drop in memory test system demand, device interface and test handler product demand, which is highly correlated to memory test systems, also fell.
As a result of the above, orders received was (Y) 13.0 billion (a 21.7% decrease in comparison to the previous fiscal year), net sales were (Y) 13.7 billion (a 33.8% decrease in comparison to the previous fiscal year), and operating loss was (Y) 4.6 billion.

<Services, Support and Others Segment>
(in billion yen)
	FY2011	FY2012	As compared to the previous fiscal year Increase (decrease)
Orders received	17.8	20.7	16.2%
Net sales	18.8	20.1	6.8%
Operating income	1.6	0.8	(52.0%)

In the Services, Support and Others segment, as the number of installed Advantest test systems continued to increase, demand for support services also showed stable growth. Operating margin fell, however, as a result of the increase in R&D investments in certain new business fields that are included in this segment.
As a result of the above, orders received was (Y) 20.7 billion (a 16.2% increase in comparison to the previous fiscal year), net sales were (Y) 20.1 billion (a 6.8% increase in comparison to the previous fiscal year), and operating income was (Y) 0.8 billion (a 52.0% decrease in comparison to the previous fiscal year).

Advantest Corporation (FY2012)

2) Prospects for the Upcoming Fiscal Year
Advantest expects its business environment to remain severe in the beginning of FY2013 due to continued weakness in the PC market. However, from mid calendar year 2013, the company foresees a rekindling of production expansion for semiconductors used in mobile devices, resulting in increased appetite for capital investment by semiconductor manufacturers.
Amid strong demand from consumers and fierce competition for new features among mobile device makers, the market is demanding ever smaller, more power-efficient, higher functionality and lower cost semiconductors for mobile devices. As such, semiconductor manufacturers are increasingly demanding highly functional and highly productive test solutions.
In this environment, Advantest will strive to foster demand and grow sales using its strength as the only company globally that offers semiconductor test systems together with test system peripherals and support services to improve customer productivity. Also, to improve profitability, Advantest will quicken the pace of work process consolidation with Verigy, which Advantest acquired in 2011 and fully integrated in April 2012. Furthermore, as Advantest improves efficiency and its financial position, Advantest will actively invest in new business fields and priority areas, aiming for sustainable growth going forward.
For FY2013, Advantest forecasts net sales of (Y) 160 billion, operating income of (Y) 13 billion, income before income taxes and equity in earnings of affiliated company of (Y) 13 billion and net income of (Y) 9.8 billion. These forecasts are based on foreign exchange rates of 90 Yen to the US dollar and 120 Yen to the Euro.

(2) Analysis of Financial Condition
Total assets at the end of FY2012 amounted to (Y) 225.5 billion, an increase of (Y) 6.3 billion compared to the previous fiscal year, primarily due to an increase of (Y) 7.2 billion, (Y) 5.2 billion, (Y) 2.8 billion and (Y) 2.0 billion in property, plant and equipment, goodwill, trade receivables and inventory and a decrease of (Y) 12.6 billion in cash and cash equivalents, respectively. The amount of total liabilities was (Y) 84.3 billion, a decrease of (Y) 3.4 billion compared to the previous fiscal year, primarily due to a decrease of (Y) 25.0 billion and (Y) 5.3 billion in short term debt and trade accounts payable, respectively, and an increase of (Y) 25.0 billion in corporate bonds. Stockholders’ equity was (Y) 141.2 billion. Equity to assets ratio was 62.6%, an increase of 2.6 percentage points from the previous fiscal year.

(Cash Flow Condition)
Cash and cash equivalents at the end of FY2012 were (Y) 45.7 billion, a decrease of (Y) 12.6 billion from the previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 2.2 billion (net cash inflow (Y) 12.3 billion in FY2011). This net cash outflow was primarily attributable to net loss of (Y) 3.8 billion.
Net cash used in investing activities was (Y) 11.5 billion (net cash outflow (Y) 37.7 billion in FY2011). This net cash outflow was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 11.4 billion.
Net cash used in financing activities was (Y) 2.9 billion (net cash inflow (Y) 9.9 billion in FY2011). This net cash outflow was primarily attributable to payment of short term debt in the amount of (Y) 25.0 billion, proceeds from issuance of corporate bonds in the amount of (Y) 25.0 billion and dividends paid of (Y) 3.5 billion.

Advantest Corporation (FY2012)

The following table illustrates the historical movements of certain cash flow indexes:
	FY2008	FY2009	FY2010	FY2011	FY2012
Stockholders’ equity ratio (%)	81.0	79.6	76.6	60.0	62.6
Stockholders’ equity ratio based on market prices (%)	129.2	221.5	144.0	103.1	103.7
Debt to annual cash flow ratio (%)	0.2	－	－	203.2	－
Interest coverage ratio (times)	195.9	－	－	80.6	－
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)	1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on quoted market price as of fiscal year end, and issued and outstanding shares excluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.
5. Debt to annual cash flow ratio and interest coverage ratio of FY2012 are not described due to net cash used in operating activities.

(3) Basic Policy on Distribution of Profits and Distribution for FY2012 and Distribution Forecast for FY2013
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest plans to repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided to distribute a year-end dividend of (Y) 10 consistent with the FY2012 forecast based on the above-mentioned basic policy on distribution of profits, with a payment date of June 4, 2013. Since Advantest paid an interim dividend of (Y) 10 on December 3, 2012, the total dividend per share for the fiscal year will be (Y) 20.
Advantest plans to distribute an interim dividend of (Y) 10 per share, a year-end dividend of (Y) 10 per share and annual total dividend of (Y) 20 per share since the uptrend of achievements is expected.

Advantest Corporation (FY2012)

2. Management Policy

(1) Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2) Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA® (Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*“EVA®” is a registered trademark of Stern Stewart & Co.

(3) Mid-to-Long-Term Business Strategy and Issues to be Addressed
While pursuing the most advanced technology, quality and production efficiency in the industry, Advantest will strive to further build a management system and financial position that can withstand market changes. Through these efforts and based upon the company’s core competence of measurement and testing, Advantest will strive to increase corporate value. Specifically, Advantest will attempt to further gain market share by introducing superior products in a timely fashion. The company will also endeavor to strengthen its customer support system, bolster its R&D system, further improve productivity, and pioneer and grow new business areas for future sustainable growth.
As a springboard for the innovation that will be crucial to achieving these goals, Advantest has placed completing “Advantest Culture Transformation,” the initiative to integrate the corporate cultures of Advantest and Verigy, which Advantest fully integrated in April 2012, as a top priority for management. To implement this initiative, Advantest launched the ACT2014 program in FY2012, which uses the first letters of Advantest Culture Transformation (i.e. A, C, T) to symbolize the transformation. The ACT2014 program sets mid-term targets of Revenue of (Y) 250 billion, Operating Margin of 20% or Higher, and Combined Market Share in Semiconductor Test Systems and Test Handlers of Over 50%. In FY2013, the 2nd year of the program, all employees are working actively and in unison to reach the ACT2014 targets by FY2014.
In the semiconductor test system business and related businesses, Advantest will strive to develop innovative leading-edge products that combine the technological strengths of Advantest and Verigy. The company will also endeavor to offer services with further added value and introduce new testing business models that take advantage of cloud computing. Furthermore, Advantest will attempt to adopt manufacturing processes with increased flexibility, strengthen global marketing activities, and further implement a global operating structure. Through these efforts, Advantest will endeavor to precisely meet the needs of semiconductor manufacturers and expand the customer base and market share. By doing so, the company hopes to strengthen the foundation of profitability in the volatile semiconductor test system business and related businesses.
Also, for sustainable growth going forward, in addition to the semiconductor test system business, Advantest plans to actively pursue new business fields. The company will work to bring breakthrough products to market based on its leading-edge measurement technology built over many years, and strive to grow new businesses as quickly as possible. Examples of our leading measurement technology include the areas of scanning electron microscopes, electron-beam lithography equipment, RF measurement equipment, MEMS relays, analysis systems using terahertz technology, and photoacoustic imaging systems for healthcare applications. Under the company’s new business venture cultivation framework, dubbed “ADVenture,” Advantest will further invigorate efforts in establishing new business areas.

Advantest Corporation (FY2012)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2012	March 31, 2013

Current assets:
Cash and cash equivalents	¥58,218	45,668
Trade receivables, net	24,119	26,953
Inventories	29,836	31,849
Other current assets	6,522	8,319

Total current assets	118,695	112,789

Investment securities	5,929	5,923
Property, plant and equipment, net	34,206	41,368
Intangible assets, net	15,794	15,833
Goodwill	36,496	41,670
Other assets	8,106	7,932

Total assets	¥219,226	225,515

Advantest Corporation (FY2012)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2012	March 31, 2013

Current liabilities:
Trade accounts payable	¥15,659	10,380
Short term debt	25,000	—
Accrued expenses	12,068	7,910
Income taxes payable	600	1,436
Accrued warranty expenses	2,129	1,889
Customer prepayments	2,228	3,198
Other current liabilities	2,688	3,087

Total current liabilities	60,372	27,900

Corporate bonds	—	25,000
Accrued pension and severance costs	23,444	26,785
Other liabilities	3,858	4,589

Total liabilities	87,674	84,274

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,280	42,801
Retained earnings	179,081	170,626
Accumulated other comprehensive income (loss)	(22,574)	(6,929)
Treasury stock	(99,598)	(97,620)

Total stockholders’ equity	131,552	141,241

Total liabilities and stockholders’ equity	¥219,226	225,515

Advantest Corporation (FY2012)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2012	March 31, 2013

Net sales	¥141,048	132,903
Cost of sales	72,300	63,983

Gross profit	68,748	68,920

Research and development expenses	30,303	33,062
Selling, general and administrative expenses	37,608	35,778

Operating income	837	80

Other income (expense):
Interest and dividend income	323	213
Interest expense	(153)	(132)
Other, net	(4,449)	(1,454)

Total other income (expense)	(4,279)	(1,373)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(3,442)	(1,293)

Income taxes (benefit)	(1,240)	2,493
Equity in earnings (loss) of affiliated company	7	(35)

Net income (loss)	¥(2,195)	(3,821)

	Yen
	Year ended	Year ended
	March 31, 2012	March 31, 2013

Net income (loss) per share:
Basic	¥(12.67)	(22.03)
Diluted	(12.67)	(22.03)

Advantest Corporation (FY2012)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2012	March 31, 2013

Comprehensive income (loss)
Net income (loss)	¥(2,195)	(3,821)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	1,422	17,250
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the year	(216)	165
Less reclassification adjustments for net
gains (losses) realized in earnings	818	9
Net unrealized gains (losses)	602	174

Pension related adjustments	(6,328)	(1,779)

Total other comprehensive income (loss)	(4,304)	15,645

Total comprehensive income (loss)	¥(6,499)	11,824

Advantest Corporation (FY2012)

(4) Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2012	March 31, 2013
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,628	42,280
Changes in the year
Stock option compensation expense	1,652	861
Exercise of stock option	—	(340)
Total changes in the year	1,652	521
Balance at end of year	42,280	42,801
Retained earnings
Balance at beginning of year	183,009	179,081
Changes in the year
Net income (loss)	(2,195)	(3,821)
Cash dividends	(1,733)	(3,468)
Sale of treasury stock	(0)	(1,166)
Total changes in the year	(3,928)	(8,455)
Balance at end of year	179,081	170,626
Accumulated other comprehensive income (loss)
Balance at beginning of year	(18,270)	(22,574)
Changes in the year
Other comprehensive income (loss), net of tax	(4,304)	15,645
Balance at end of year	(22,574)	(6,929)
Treasury stock
Balance at beginning of year	(99,598)	(99,598)
Changes in the year
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	1	1,979
Total changes in the year	0	1,978
Balance at end of year	(99,598)	(97,620)
Total stockholders' equity
Balance at beginning of year	138,132	131,552
Changes in the year
Net income (loss)	(2,195)	(3,821)
Other comprehensive income (loss), net of tax	(4,304)	15,645
Cash dividends	(1,733)	(3,468)
Stock option compensation expense	1,652	861
Exercise of stock option	—	(340)
Purchases of treasury stock	(1)	(1)
Sale of treasury stock	1	813
Total changes in the year	(6,580)	9,689
Balance at end of year	¥131,552	141,241

Advantest Corporation (FY2012)

(5) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended	Year ended
	March 31, 2012	March 31, 2013

Cash flows from operating activities:
Net income (loss)	¥(2,195)	(3,821)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,838	8,063
Deferred income taxes	(3,663)	693
Stock option compensation expense	583	861
Impairment losses on investment securities	2,254	400
Changes in assets and liabilities:
Trade receivables	616	(1,004)
Inventories	4,613	(566)
Trade accounts payable	902	(6,475)
Accrued expenses	39	(4,529)
Income taxes payable	(659)	677
Accrued warranty expenses	164	(302)
Customer prepayments	(1,815)	611
Accrued pension and severance costs	975	841
Other	3,650	2,336

Net cash provided by (used in) operating activities	12,302	(2,215)

Cash flows from investing activities:
(Increase) decrease in short-term investments	14,387	-
Proceeds from sale of available-for-sale securities	10,717	287
Acquisition of subsidiary, net of cash acquired	(57,145)	-
Decrease of other investment in equity method investee	620	-
Proceeds from sale of property, plant and equipment	89	32
Purchases of property, plant and equipment	(5,931)	(11,386)
Purchases of intangible assets	(329)	(443)
Other	(78)	12

Net cash provided by (used in) investing activities	(37,670)	(11,498)

Cash flows from financing activities:
Increase (decrease) in short term debt	25,466	(25,000)
Proceeds from issuance of corporate bonds	-	25,000
Redemption of senior convertible notes of acquired subsidiary	(13,835)	-
Dividends paid	(1,729)	(3,460)
Other	(15)	546

Net cash provided by (used in) financing activities	9,887	(2,914)

Net effect of exchange rate changes on cash and cash equivalents	(1,624)	4,077

Net change in cash and cash equivalents	(17,105)	(12,550)

Cash and cash equivalents at beginning of year	75,323	58,218

Cash and cash equivalents at end of year	¥58,218	45,668

Advantest Corporation (FY2012)

(6) Notes to the Consolidated Financial Statements

(Note 1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the consolidated financial statements to present them in conformity with U.S.GAAP.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Principles of Consolidation
Advantest’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned.  Investment in an affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method.  All significant intercompany balances and transactions have been eliminated in consolidation.

(Note 2)  Notes on Going Concern: None

(Note 3)  Significant Accounting Policies
(Accounting Changes)
In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2012)

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment and conclude that it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

(Note 4)  Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2013.

Advantest Corporation (FY2012)

(Note 5)　Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥101,831	20,410	18,807	－	141,048
Inter-segment sales	3,777	206	－	(3,983)	－
Net sales	105,608	20,616	18,807	(3,983)	141,048
Depreciation and amortization	2,658	627	3,070	483	6,838
Operating income (loss) before stock option compensation expense	9,845	(1,324)	1,614	(8,715)	1,420
Adjustment:
Stock option compensation expense					583
Operating income					¥837
Expenditures for additions to long-lived assets	2,398	750	3,492	344	6,984
Total assets	93,603	12,789	30,713	82,121	219,226

	Yen (Millions)
	Year ended March 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥99,719	13,107	20,077	－	132,903
Inter-segment sales	1,400	546	－	(1,946)	－
Net sales	101,119	13,653	20,077	(1,946)	132,903
Depreciation and amortization	3,423	486	3,690	464	8,063
Operating income (loss) before stock option compensation expense	10,956	(4,614)	775	(6,176)	941
Adjustment:
Stock option compensation expense					861
Operating income					¥80
Expenditures for additions to long-lived assets	3,530	4,565	4,356	141	12,592
Total assets	99,168	18,242	36,065	72,040	225,515

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.
3.	Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.
4.
Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2012)

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2012	Year ended March 31, 2013

Japan	¥16,095	14,045
Americas	29,742	20,583
Europe	7,015	9,061
Asia	88,196	89,214

Total	¥141,048	132,903

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1)Americas	U.S.A., Republic of Costa Rica
(2)Europe	Israel, Germany
(3)Asia	Taiwan, South Korea, China, Malaysia

(Note 6) Per Share Information

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions) except per share data
	Year ended March 31, 2012	Year ended March 31, 2013
Numerator:
Net income (loss)	(2,195)	(3,821)

Denominator
Basic weighted average shares of common stock outstanding	173,271,717	173,478,054
Dilutive effect of exercise of stock options	-	-

Diluted weighted average shares of common stock outstanding	173,271,717	173,478,054

Basic net income (loss) per share	(12.67)	(22.03)
Diluted net income (loss) per share	(12.67)	(22.03)

At March 31, 2012 and 2013, Advantest had outstanding stock options into 4,888,206 and 5,704,699 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

(Note 7) Significant Subsequent Events: None

Changes in Directors and Executive Officers
(To be effective on June 26, 2013)

1.	Nominees for Directors
Director	Toshio Maruyama
Director	Haruo Matsuno
Director	Yasushige Hagio
Director	Osamu Karatsu
Director	Shinichiro Kuroe
Director	Sae Bum Myung
Director	Hiroshi Nakamura
Director	Seiichi Yoshikawa (to be newly elected) Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency
Director	Yoshiaki Yoshida (to be newly elected) Managing Executive Officer of Advantest Corporation

Mr. Maruyama is to be elected as Chairman of the Board and Representative Director and Mr. Matsuno is to be elected as Representative Director at the special meeting of the board of directors to be held on June 26, 2013 after the 71st ordinary general meeting of shareholders of Advantest Corporation.

2.	Nominees for Executive Officers
President and CEO	Haruo Matsuno
Vice President	Shinichiro Kuroe (to be promoted) Managing Executive Officer of Advantest Corporation
Managing Executive Officer	Sae Bum Myung
Managing Executive Officer	Hiroshi Nakamura
Managing Executive Officer	Yoshiaki Yoshida
Managing Executive Officer	Hideaki Imada
Managing Executive Officer	Hans-Juergen Wagner (to be promoted) Executive Officer of Advantest Corporation
Executive Officer	Takashi Sugiura
Executive Officer	Takashi Sekino
Executive Officer	Soichi Tsukakoshi
Executive Officer	Josef Schraetzenstaller
Executive Officer	R. Keith Lee
Executive Officer	Makoto Nakahara
Executive Officer	Toshiyuki Okayasu
Executive Officer	Yih-Neng Lee
Executive Officer	CH Wu
Executive Officer	Kazuhiro Yamashita
Executive Officer	Kenji Sato
Executive Officer	Takayuki Nakamura (to be newly elected)
Executive Officer	Wilhelm Radermacher (to be newly elected)
Executive Officer	Masuhiro Yamada (to be newly elected)
Executive Officer	Satoru Nagumo (to be newly elected)

3.	Resignation from Director and Executive Officers

Naoyuki Akikusa, Director
Masao Shimizu, Managing Executive Officer	--- To be elected as Advisor
Yasuhiro Kawata, Executive Officer	--- To be elected as Advisor

Nominees for New Directors (Biography)

Seiichi Yoshikawa (Date of Birth: March 22, 1946)
Jun. 1969	Graduated from University of Tokyo, Faculty of Law
Jul. 1969	Joined Fujitsu Limited
Jun. 2000	Director, Fujitsu Laboratories Ltd.
Jun. 2004	Managing Director, Fujitsu Laboratories Ltd.
Mar. 2011	Chairman, QD Laser, Inc.
Sep. 2012	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency (present position)

Yoshiaki Yoshida (Date of Birth February 8, 1958)
Mar. 1980	Graduated from Yokohama National University, Management Department
Apr. 1999	Joined Advantest Corporation
Jun. 2006	Executive Officer
Jun. 2009	Managing Executive Officer (present position)

Nominees for New Executive Officers (Biography)

Takayuki Nakamura (Date of Birth: February 10, 1956)
Mar. 1974	Graduated from Odawara-Johoku Technical High School
Sep. 1986	Joined Advantest Corporation
Jun. 2011	Division Manager, Nanotechnology Business Division (present position)

Wilhelm Radermacher (Date of Birth: May 14, 1956)
May 1982	Graduated fom Rheinisch-Westfälische Technische Hochschule Aachen
Nov.1982	Joined ANT Nachrichtentechnik
Mar.1985	Joined Hewlett-Packard Company
Jan. 2001	Agilent Technologies, Inc. Sr. Director R&D
Nov.2005	Verigy Ltd. Sr. Director of Product Development
Aug.2012	Advantest Europe GmbH Vice President & General Manager (present position)

Masuhiro Yamada (Date of Birth: March 29, 1958)
Mar. 1981	Graduated from Faculty of Engineering, Utsunomiya University
Mar. 1983	Joined Advantest Corporation
Aug. 2012	Senior Vice President, Memory Test Business Group (present position)

Satoru Nagumo (Date of Birth: March 17, 1959)
Mar. 1982	Graduated from Faculy of Science, Shinshu University
Apr. 1982	Joined Advantest Corporation
Aug. 2012	Senior Vice President, ASD Test Business Group (present position)